Filed by Chevron Corporation Pursuant to Rule 425 under the Securities
                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                                 Subject Company:  Texaco Inc.

                                                 Commission File No. 333-54240

                                                        Date: January 25, 2001

     Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

     Chevron has filed a Registration Statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus regarding the proposed merger transaction. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive joint proxy statement/prospectus will be sent to the stockholders of Chevron and Texaco seeking their approval of the proposed transaction. In addition, you may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. Also, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105, Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

     Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

                                      * * *

[Letter to Chevron employees dated January 23, 2001]
-------------------------------------------------------------------------------

Dear Fellow Employees:

We've reached a significant and exciting milestone in our planning for the integration of Chevron, Texaco and Caltex. Today, we're announcing the new company's proposed high-level organizational structure to employees.

The new organization is built to capture synergies, enable more efficient management of our assets and businesses and position the new company for long-term success. Specifically, it will enhance our ability to generate superior financial performance, offer compelling professional opportunities to employees and compete effectively with anyone, for any opportunity, anywhere around the world.

The new company will be structured around a concept familiar to Chevron employees -- decentralized operating companies and strategic business units, served by support organizations and corporate departments, most of which will operate on a fee-for-service basis.

The worldwide upstream organization, for instance, changes very little. It will consist of two operating companies: International Upstream and North America Upstream. Each company will operate using decentralized strategic business units responsible for specific geographic regions. Our downstream business will change to a truly global operation. Downstream will be segmented geographically into four operating companies for major refining and marketing operations and include global businesses established to take maximum advantage of our three well-known international brands.

Additionally, the new company will have decentralized businesses in chemicals, coal, power and gasification that will operate as stand-alone units. The proposed Technology organization will include four companies to support the technology needs of ChevronTexaco.

All of this adds up to a strengthened ability to achieve our goal of being No. 1 in total stockholder return.

Many aspects of this proposed organization are still being developed. What we do know right now is that most of our current major areas of high employee concentration will continue to be key locations in the new company. For example, ChevronTexaco will maintain a significant presence in Houston, Texas and the San Francisco Bay Area. Because the new company's headquarters will be in San Francisco, business and staff activities at Texaco's headquarters in Harrison,
N. Y., will be relocated during a transition period. Also, Texaco's upstream offices in Denver will be consolidated with the new company's offices in Houston. The timing of these moves depends on the timing of merger completion and subsequent consolidation activities. The U.S. Federal Trade Commission and Chevron and Texaco stockholders must approve the merger.

Our announcement today addresses only major business centers for the new company, so the information you are receiving does not include all of our offices, facilities and plants. As the merger teams continue their work, additional announcements will be made about other locations.

We expect to announce leadership appointments -- including reporting relationships -- for the new organization next month.

These are, indeed, exciting times, but I want to reiterate that all of these very bright prospects for the new company depend on how well we all execute our current and future plans. Thank you again for your continued comments, suggestions and support.



                                                JOHN WATSON

                                      * * *

[Presentation containing the proposed ChevronTexaco organizational structure provided to Chevron employees on January 23, 2001]
----------------------------------------------------------------------------


HEADQUARTERS: Corporate headquarters for ChevronTexaco will be in San Francisco. Major corporate departments will include the Executive Staff, Corporate Secretary, Strategic Planning, Corporate Finance, Law and Public Affairs. Following a transition period, business and staff activities now conducted from Texaco's Harrison, N.Y., facility will be relocated in the new company.

This consolidation will enable significant synergies while maintaining a high level of corporate support for our global businesses.

[World map indicating the headquarters in San Francisco, CA]



WORLDWIDE UPSTREAM will consist of 17 Strategic Business Units (SBUs) organized around two operating companies: International Upstream and North America Upstream, all with profit and loss accountability. The organization is designed to improve profitability, optimize resource base management and sustain long-term competitiveness. It also will enable the most efficient and cost-effective management of our combined global portfolio of upstream assets.

INTERNATIONAL UPSTREAM will be headquartered in San Ramon, Calif. Many of the international SBUs will operate with offices in San Ramon; Houston, Texas; and other locations. Strategic Business Units within the International Upstream will include:

   o AUSTRALASIA, headquartered in Perth, Australia, with offices in Port Moresby, Papua New Guinea and Manila, Philippines;
   o        CHINA, headquartered in Beijing, China;
   o EURASIA, headquartered in Almaty, Kazakhstan, and with offices in Astana, Kazakhtstan, Baku, Azerbaijan, Tbilisi, Georgia and Moscow, Russia;
   o EUROPE, headquartered in Aberdeen, Scotland, with offices in Copenhagen, Denmark and Oslo, Norway;
   o        INDONESIA, headquartered
            in Jakarta, with offices in Sumatra;
   o LATIN AMERICA, headquartered in Caracas, Venezuela, with offices in Maracaibo, Venezuela; Bogota, Colombia; Rio de Janeiro, Brazil; and Buenos Aires, Argentina;
   o MIDDLE EAST/NORTH AFRICA, with headquarters to be determined, and with offices in Doha, Qatar; Riyadh, Saudi Arabia; Kuwait City, Kuwait; Manama, Bahrain; and Mina Saud in the Partitioned Neutral Zone;
   o        NIGERIA/MID-AFRICA, headquartered in Lagos, Nigeria;
   o SOUTHERN AFRICA, headquartered in Luanda, Angola, with offices in Kinshasa, Democratic Republic of Congo, and Pointe Noire, Congo;
   o        THAILAND, headquartered in Bangkok, Thailand.

[World map indicating International upstream locations]


NORTH AMERICA UPSTREAM will be headquartered in Houston, Texas. SBUs will include:

   o        CANADA, headquartered in Calgary, Alberta;
   o        GULF OF MEXICO DEEPWATER, headquartered in New Orleans, La.;
   o GULF OF MEXICO SHELF, headquartered in New Orleans and an office in Lafayette, La.;
   o MID-CONTINENT, headquartered in Houston (Texaco's Denver office will be consolidated with the new company's offices in Houston.);
   o        PERMIAN, headquartered in Midland, Texas;
   o        SAN JOAQUIN VALLEY, headquartered in Bakersfield, Calif.;
   o        ALASKA, headquartered in Houston.

Field offices, joint-venture locations and consortia are not included in the above.

[World map indicating North America upstream locations]


WORLDWIDE DOWNSTREAM will be segmented geographically into four operating companies for major refining and marketing operations. Downstream also will have five global businesses, enabling us to quickly and successfully integrate the global product lines of Chevron, Texaco and Caltex.

The Refining and Marketing organizations will have scale, the ability to share best practices within and across opcos, a critical mass of competencies in each geographic area and will share services at the lowest possible cost. Operating in a combination of developed, emerging and growth markets, these businesses will leverage the strong brand presence and varied global consumer marketing experience of the three companies.

The four operating companies include:

     NORTH AMERICA REFINING AND MARKETING, headquartered in San Ramon, Calif.:

     o MAJOR REFINING AND MARKETING (including Asphalt and Technology Marketing) headquarters also will be located in San Ramon.
     o        CANADIAN operations will be headquartered in Vancouver, B.C.
     o PIPELINE will be headquartered in Houston, Texas, and also will include natural gas and natural gas liquids assets in the United States.
     o ENERGY SOLUTIONS will be headquartered in San Francisco, Calif., with an office in Houston.

     LATIN AMERICA REFINING AND MARKETING will be headquartered in Coral Gables, Fla., with a regional office in Rio de Janeiro, Brazil.

     EUROPE/WEST AFRICA REFINING AND MARKETING will be headquartered in London, England, with a regional office in Brussels, Belgium.

     ASIA/MIDDLE EAST/AFRICA REFINING AND MARKETING will be headquartered in Singapore, with major offices in Capetown, South Africa, and Dubai, U.A.E.

The five global businesses include:

     GLOBAL LUBRICANTS, headquartered in San Ramon, with major regional offices located in Coral Gables, Fla.; Singapore; and London.

     GLOBAL AVIATION, headquartered in Houston, with major regional offices located in Coral Gables, Fla.; Singapore; and London.

     GLOBAL TRADING, headquartered in Houston, with offices in London and Singapore.

     FUELS AND MARINE MARKETING, headquartered in Houston.

     SHIPPING, headquartered in San Ramon.

[World map indicating worldwide downstream locations]

CHEMICALS, COAL AND POWER COMPANIES: The new company's chemicals business will be managed through the CHEVRON PHILLIPS JOINT VENTURE, headquartered in Houston, Texas. The joint venture has created one of the top producers of olefins, polyolefins, aromatics and styrenics while also significantly reducing its annual costs.

ORONITE ADDITIVES will be headquartered in Houston, with regional offices in Singapore and Paris, France.

The P&M COAL MINING CO. will be headquartered in Denver, Colo.

WORLDWIDE POWER AND GASIFICATION, with headquarters to be determined, and 14 satellite locations in the United States and around the world.

[World map indicating locations of chemicals, coal and power companies]



TECHNOLOGY: These companies in the new organization will manage common technology capabilities to support ChevronTexaco and its global businesses, deliver integrated technology solutions and access emerging technologies linked to the new company's business strategies.

     EXPLORATION AND PRODUCTION TECHNOLOGY, headquartered in Houston, Texas, with a major presence in San Ramon, Calif.

     ENERGY AND PRODUCTS TECHNOLOGY, headquartered in Richmond, Calif., with a major presence in Houston.

     INFORMATION TECHNOLOGY, headquartered in San Ramon, with a major presence in Houston, London and Singapore, and people co-located worldwide with their business customers.

     TECHNOLOGY DEVELOPMENT COMPANY, headquarters to be determined. However, offices will be located in the San Francisco Bay Area and Houston.

[World map indicating locations of technology centers]



MAJOR CORPORATE GROUPS: The major corporate groups are organized to provide responsive, cost-competitive and value-added services to the corporation and its businesses. The groups will maximize the use of existing service centers and shared services models, minimize physical relocations, and leverage technology and infrastructure to achieve significant financial synergies.

     CORPORATE FINANCE DEPARTMENTS (Comptroller's, Treasury, Tax and Audit) will be headquartered in the San Francisco Bay Area with representation in offices in Houston, Texas; London, England; Bermuda; and Singapore. Finance also will maintain two regional service centers for transactional accounting. The North American Service Center will be headquartered in Concord, Calif., with a satellite office in Houston. The Asia/Pacific Service Center will be headquartered in Manila, Philippines.

     HUMAN RESOURCES headquarters will be in San Ramon, Calif., with major support centers in Houston, Singapore and London.

     SAFETY, HEALTH AND ENVIRONMENT, along with the Environmental Management Company, will be headquartered in San Ramon.

     BUSINESS AND REAL ESTATE SERVICES will be headquartered in San Ramon, with major office locations in Concord and Richmond, Calif., and Houston.

     PUBLIC AFFAIRS will be headquartered in San Francisco, with other office locations in San Ramon and Sacramento, Calif.; Houston; Washington, D.C.; and other U.S. facilities. International field Public Affairs representatives will be located in operations around the world.

     The LAW DEPARTMENT will be headquartered in San Francisco and will serve all corporate groups from major office locations in San Ramon and Houston, as well as from other domestic and international sites.

     GLOBAL PROCUREMENT will be headquartered in San Ramon, with key office locations in Houston and other U.S. and international sites.

     PROJECT RESOURCES will be headquartered in San Ramon, with an office in Houston.

In many instances, there will be employees who carry out these functions located with the various business units around the world.

[World map indicating corporate group locations]


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